SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.9)*
American Claims Evaluation, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
025144 10 6
(CUSIP Number)
Mr. Gary Gelman
American Claims Evaluation, Inc.
One Jericho Plaza
Jericho, New York 11753
Telephone: (516) 938-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 29, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	025144 10 6

1	NAMES OF REPORTING PERSONS Gary Gelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		3,696,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,696,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,696,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 1988, as amended by Amendment No. 1 filed with the SEC on July 17, 1989, by Amendment No. 2 filed with the SEC on November 1, 1991, by Amendment No. 3 filed with the SEC on July 26, 1993, by Amendment No. 4 filed with the SEC on July 8, 1997, by Amendment No. 5 filed with the SEC on November 13, 2000, by Amendment No. 6 filed with the SEC on June 29, 2004, by Amendment No. 7 filed with the SEC on August 19, 2005, and by Amendment No. 8 filed with the SEC on June 22, 2007.
     This Schedule relates to the common stock, par value $.01 per share (the “Shares”), of American Claims Evaluation, Inc., a New York corporation (the “Issuer”).
“Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(a) Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,696,400 Shares, or 66.5% of the Shares, as of July 29, 2008. Of such Shares, 800,000 are issuable pursuant to grants under the Company’s employee stock option plans.”
Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(b) Mr. Gelman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares referred to in Item 5(a) above. Included in such Shares are 500,000 Shares owned by The Edward & Michael Gelman 2008 Trust (the “Trust”). Mr. Gelman serves as the Investment Trustee of the Trust. See Item 5(c) below.”
Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(c) Mr. Gelman gave 500,000 Shares to the Trust on July 29, 2008. Except for such gift, Mr. Gelman did not effect any transactions in the Issuer’s Shares during the past sixty days.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 8, 2008

/s/ Gary Gelman
Gary Gelman

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